Alcoa and subsidiaries	EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2004

(in millions, except ratio)

Six months ended June 30	2004
Earnings:
Income from continuing operations before taxes on income	$1,228
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(71)
Fixed charges	156
Distributed income of less than 50%-owned persons	18
Amortization of capitalized interest	13

Total earnings	$1,344

Fixed Charges:
Interest expense:
Consolidated	$133
Proportionate share of 50%-owned persons	1

$134

Amount representative of the interest factor in rents:
Consolidated	$21
Proportionate share of 50%-owned persons	1

$22

Fixed charges added to earnings	$156

Interest capitalized:
Consolidated	$13
Proportionate share of 50%-owned persons	—

$13

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$169

Ratio of earnings to fixed charges	7.9